UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Peridot Acquisition Corp.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G7008A 115

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Peridot Acquisition Sponsor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,380,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,380,000[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.7%[1]
12.	Type of Reporting Person (See Instructions) OO

1.

Consists of 7,380,000 shares (the “shares”) of Peridot Acquisition Corp.’s (the “Issuer”) Class B ordinary shares, par value $0.0001 (the “Class B ordinary shares”), which are automatically convertible into shares of the Issuer’s Class A ordinary shares, par value $0.0001 (the “Class A ordinary shares”), at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608). The percentage disclosed in Box 11 is calculated based on 30,000,000 Class A ordinary shares and 7,500,000 Class B ordinary shares issued and outstanding, as disclosed in the Issuer’s Form 10-Q filed November 16, 2020 (the “10-Q”). The shares are held in the name of Peridot Acquisition Sponsor, LLC (the “Sponsor”). CEC Aventurine Holdings, LLC (“Peridot Holdings”) shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Energy Capital III, L.P. (“Carnelian Fund III”), its sole member, which is controlled by its general partner, Carnelian Energy Capital GP III, L.P. (“Carnelian L.P.”). Carnelian L.P. is controlled by its general partner Carnelian Energy Capital Holdings, LLC (“Carnelian Holdings”). Messrs. Tomas Ackerman and Daniel Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

1.	Names of Reporting Persons CEC Aventurine Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,380,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,380,000[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.7%[1]
12.	Type of Reporting Person (See Instructions) OO

1.

Consists of 7,380,000 shares of the Issuer’s Class B ordinary shares, which are automatically convertible into shares of the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608). The percentage disclosed in Box 11 is calculated based on 30,000,000 Class A ordinary shares and 7,500,000 Class B ordinary shares issued and outstanding, as disclosed in the 10-Q. The shares are held by the Sponsor. Peridot Holdings shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Fund III, its sole member, which is controlled by its general partner, Carnelian L.P. Carnelian L.P. is controlled by its general partner Carnelian Holdings. Messrs. Ackerman and Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

1.	Names of Reporting Persons Carnelian Energy Capital III, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,380,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,380,000[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.7%[1]
12.	Type of Reporting Person (See Instructions) PN

1.

Consists of 7,380,000 shares of the Issuer’s Class B ordinary shares, which are automatically convertible into shares of the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608). The percentage disclosed in Box 11 is calculated based on 30,000,000 Class A ordinary shares and 7,500,000 Class B ordinary shares issued and outstanding, as disclosed in the 10-Q. The shares are held by the Sponsor. Peridot Holdings shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Fund III, its sole member, which is controlled by its general partner, Carnelian L.P. Carnelian L.P. is controlled by its general partner Carnelian Holdings. Messrs. Ackerman and Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

1.	Names of Reporting Persons Carnelian Energy Capital GP III, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,380,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,380,000[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.7%[1]
12.	Type of Reporting Person (See Instructions) PN

1.

Consists of 7,380,000 shares of the Issuer’s Class B ordinary shares, which are automatically convertible into shares of the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608). The percentage disclosed in Box 11 is calculated based on 30,000,000 Class A ordinary shares and 7,500,000 Class B ordinary shares issued and outstanding, as disclosed in the 10-Q. The shares are held by the Sponsor. Peridot Holdings shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Fund III, its sole member, which is controlled by its general partner, Carnelian L.P. Carnelian L.P. is controlled by its general partner Carnelian Holdings. Messrs. Ackerman and Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

1.	Names of Reporting Persons Carnelian Energy Capital Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,380,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,380,000[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.7%[1]
12.	Type of Reporting Person (See Instructions) OO

1.

Consists of 7,380,000 shares of the Issuer’s Class B ordinary shares, which are automatically convertible into shares of the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608). The percentage disclosed in Box 11 is calculated based on 30,000,000 Class A ordinary shares and 7,500,000 Class B ordinary shares issued and outstanding, as disclosed in the 10-Q. The shares are held by the Sponsor. Peridot Holdings shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Fund III, its sole member, which is controlled by its general partner, Carnelian L.P. Carnelian L.P. is controlled by its general partner Carnelian Holdings. Messrs. Ackerman and Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

1.	Names of Reporting Persons Tomas Ackerman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,380,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,380,000[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.7%[1]
12.	Type of Reporting Person (See Instructions) IN

1.

Consists of 7,380,000 shares of the Issuer’s Class B ordinary shares, which are automatically convertible into shares of the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608). The percentage disclosed in Box 11 is calculated based on 30,000,000 Class A ordinary shares and 7,500,000 Class B ordinary shares issued and outstanding, as disclosed in the 10-Q. The shares are held by the Sponsor. Peridot Holdings shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Fund III, its sole member, which is controlled by its general partner, Carnelian L.P. Carnelian L.P. is controlled by its general partner Carnelian Holdings. Messrs. Ackerman and Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

1.	Names of Reporting Persons Daniel Goodman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,380,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,380,000[1]
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,380,000[1]
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.7%[1]
12.	Type of Reporting Person (See Instructions) IN

1.

Consists of 7,380,000 shares of the Issuer’s Class B ordinary shares, which are automatically convertible into shares of the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608). The percentage disclosed in Box 11 is calculated based on 30,000,000 Class A ordinary shares and 7,500,000 Class B ordinary shares issued and outstanding, as disclosed in the 10-Q. The shares are held by the Sponsor. Peridot Holdings shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Fund III, its sole member, which is controlled by its general partner, Carnelian L.P. Carnelian L.P. is controlled by its general partner Carnelian Holdings. Messrs. Ackerman and Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

Item 1(a)	Name of Issuer

Peridot Acquisition Corp. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

2229 San Felipe Street, Suite 1450 Houston, TX 77019

Item 2(a)	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Peridot Acquisition Sponsor, LLC
(ii)	CEC Aventurine Holdings, LLC
(iii)	Carnelian Energy Capital III, L.P.
(iv)	Carnelian Energy Capital GP III, L.P.
(v)	Carnelian Energy Capital Holdings, LLC
(vi)	Tomas Ackerman
(vii)	Daniel Goodman

Item 2(b)	Address of the Principal Business Office, or if none, Residence

The principal business address of each of Peridot Acquisition Sponsor, LLC, CEC Aventurine Holdings, LLC, Carnelian Energy Capital III, L.P., Carnelian Energy Capital GP III, L.P., Carnelian Energy Capital Holdings, LLC, Tomas Ackerman and Daniel Goodman is 2229 San Felipe Street, Suite 1450, Houston, TX 77019.

Item 2(c)	Citizenship

Peridot Acquisition Sponsor, LLC, CEC Aventurine Holdings, LLC and Carnelian Energy Capital Holdings, LLC are Delaware limited liability companies. Carnelian Energy Capital III, L.P. and Carnelian Energy Capital GP III, L.P. are Delaware limited partnerships. Messrs. Ackerman and Goodman are citizens of the United States of America.

Item 2(d)	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

Item 2(e)	CUSIP Number

G7008A 115

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d)	Investment company registered under Section 8 of the Investment Company Act.
☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii) (J).
☐	(k)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Not Applicable.

Item 4	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2020, the Reporting Persons may each be deemed to beneficially own 7,380,000 shares of the Issuer’s Class B ordinary shares, representing 19.7% of the total Class A ordinary shares and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-248608).

These 7,380,000 shares of the Issuer’s Class B ordinary shares are held by the Sponsor. Peridot Holdings shares voting and/or dispositive control over the shares held by the Sponsor. Peridot Holdings is controlled by Carnelian Fund III, its sole member, which is controlled by its general partner, Carnelian L.P. Carnelian L.P. is controlled by its general partner Carnelian Holdings. Messrs. Ackerman and Goodman are the controlling members of Carnelian Holdings. Accordingly, all of the shares held by the Sponsor may be deemed to be beneficially held by Peridot Holdings, Carnelian Fund III, Carnelian L.P., Carnelian Holdings and Messrs. Ackerman and Goodman. Each such entity or person disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

PERIDOT ACQUISITION SPONSOR, LLC

By:	/s/ Jeffrey Gilbert
Name: Jeffrey Gilbert
Title: General Counsel and Corporate Secretary

CEC AVENTURINE HOLDINGS, LLC

By:	Carnelian Energy Capital III, L.P.
By:	Carnelian Energy Capital GP III, L.P.,
its General Partner
By:	Carnelian Energy Capital Holdings, LLC,
its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Manager

CARNELIAN ENERGY CAPITAL III, L.P.

By:	Carnelian Energy Capital GP III, L.P.,
its General Partner
By:	Carnelian Energy Capital Holdings, LLC,
its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Manager

CARNELIAN ENERGY CAPITAL GP III, L.P.

By:	Carnelian Energy Capital Holdings, LLC,
its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Manager

CARNELIAN ENERGY CAPITAL HOLDINGS, LLC

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title: Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title: Managing Member